FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(l) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

   Meyerson                         Martin                H.
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   (Last)                           (First)             (Middle)

c/o M.H. MEYERSON & CO., INC.
525 Washington Boulevard
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                                    (Street)

Jersey City                         New Jersey           07310
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     M.H. MEYERSON & CO., INC. (MHMY)
________________________________________________________________________________
3.   I.R.S. or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     January 14, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

           Co-Chairman of the Board
     ____________________________________________________________________
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                5.             6.
                              2.       2A.                     4.                             Amount of      Owner-
                              Trans-   Deemed                  Securities Acquired (A) or     Securities     ship
                              action   Execution  3.           Disposed of (D)                Beneficially   Form:     7.
                              Date     Date, if   Transaction  (Instr. 3, 4 and 5)            Owned          Direct    Nature of
                              -------  any        Code         ------------------------------ at End         (D) or    Indirect
1.                            (Month/  ---------  (Instr. 8)                   (A)            of Month       Indirect  Beneficial
Title of Security              Day/    (Month/    ------------                 or             (Instr. 3 &    (I)       Ownership
(Instr. 3)                     Year)   Day/Year)  Code     V      Amount       (D)    Price    Instr.4)      (Instr.4) (Instr.4)
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
Common Stock, par value $.01                                                                   959,670+       D         N/A
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                                                                                               150,000        I         Beneficiary
                                                                                                                        of Trust
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

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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

                                                                                                                    10.
                                                                                                                    Owner-
                                                                                                          9.        ship
                                                                                                          Number    Form
             2.                                                                                           of        of
             Conver-                          5.                              7.                          deriv-    Deriv-   11.
             sion                             Number of                       Title and Amount            ative     ative    Nature
             or              3A.              Derivative    6.                of Underlying       8.      Secur-    Secur-   of
             Exer-   3.      Deemed  4.       Securities    Date              Securities          Price   ities     ity:     In-
             cise    Trans-  Execut- Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)    of      Bene-     Direct   direct
             Price   action  tion    action   or Disposed   Expiration Date   ----------------    Deriv-  ficially  (D) or   Bene-
1.           of      Date    Date,   Code     of(D)         (Month/Day/Year)            Amount    ative   Owned     In-      ficial
Title of     Deriv-          If Any  (Instr.  (Instr. 3,    ----------------            or        Secur-  at End    direct   Owner-
Derivative   ative   (Month/ (Month/  8)       4 and 5)     Date     Expira-            Number    ity     of Month  (I)      ship
Security     Secur-  Day/    Day/    ------   ------------  Exer-    tion               of        (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares    5)      4)        4)       4)
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
Common Stock $1.10   5/8/95             A   114,091        11/21/94 11/21/04 Common      114,091  0*     114,091    D       N/A
  purchase                                                                   Stock $.01
  option                                                                     par value
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Common Stock $2.1875 12/15/95           A   159,429        12/15/95 12/15/05 Common      159,429  0*     159,429    D       N/A
  purchase                                                                   Stock $.01
  option                                                                     par value
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Common Stock $2.50   1/2/01             A     1,500          immed.   1/2/06 Common        1,500  0*     1,500      D       N/A
  purchase                                                                   Stock $.01
  option                                                                     par value
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Obligation                                                                   Common    1,109,670  0      N/A      N/A      N/A
 to sell(1)   (1)   1/14/03             J          1,109,670 immed.   (2)    Stock $.01
                                                                             par value
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
Explanation of Responses:



/s/ Martin H. Meyerson                                   January 16, 2003
---------------------------------------------            -----------------------
**Signature of Reporting Person                                 Date
  Martin H. Meyerson


+ Does not include 150,000 shares of Common Stock held in a trust for the benefit of the Reporting Person.

* Granted pursuant to Employee Stock Option Plan and/or for services rendered to the issuer.

(1) The Reporting Person has granted to John P. Leighton ("JL") a right of first refusal (the "RFR") on certain sales or other transfers of the shares of Common Stock held by the Reporting Person. The purchase price for the shares, in the event of the exercise of the RFR, is the then-current fair market value of the shares of Common Stock. Shares of the issuer's Common Stock acquired by the Reporting Person after the date hereof, including those acquired upon the exercise of the Common Stock purchase options listed above, are also subject, with certain exceptions, to the RFR.

(2) The expiration date of the RFR is the earlier of (i) the Reporting Person's death and (ii) JL's ceasing to be a director of the issuer.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

       If space is insufficient, see Instruction 6 for procedure.



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